United States
                 Securities and Exchange Commission
                        Washington D.C. 20549

                           Schedule 13G
             Under the Securities Exchange Act of 1934
                       (Amendment No. 7)
                         Benihana Inc.
                        (Name of Issuer)
                     Common stock Class A
                   (Title of class of Securities)
                         082047200
                        (CUSIP Number)

Check the following box if a fee is being paid with this statement. (a fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1;and(2)has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule13d-7).

The information required in the remainder of this cover page shall not be deemed to be"filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however,see the Notes).


                               Page 1


CUSIP No. 082047200               13G            Page 2

1 Name of reporting person
S.S.or I.R.S.identification no. of above person
           Trust U/W Vincent Terranova
           Robert Becht, Trustee
           13-7018332

2 Check the box if a member of a group*            (a)
                                                   (b)


3 SEC use only

4 Citizenship or place of organization
           33 South Park Terrace
           Congers, NY 10920

5 Sole voting power
       213,900
6 Shared voting power
       N/A
7 Sole dispositve power
       213,900
8 Shared dispositive power
       N/A
9 Aggregate amount benefically owned by each reporting person
       213,900
10 Check the box if the aggregate amount in row (9) excludes certain shares*

11 Percent of class represented by amount in row (9)
       8.26
12 Type of reporting person*
       00 Trust

                           Page 2

                          SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true,complete and correct.

                                          April4,2001
                                          Robert Becht/Trustee-Attorney

                                                     Signature